This supplement relates to                       Registration Nos. 333-87260 and
the Prospectus for offers                        333-95909.  This filing is made
and sales of Common Stock                             pursuant to Rule 424(b)(3)
dated April 30, 2002.                           and (c) under the Securities Act
                                                            of 1933, as amended.





                                 2003 SUPPLEMENT
                          To Prospectus for Offers and
                            Sales of Common Stock of
                              Fortune Brands, Inc.
                         By Certain Selling Stockholders


     This Supplement dated April 30, 2003 to the Prospectus dated April 30, 2002 relating to offers and sales of award shares and retirement plan shares by certain Selling Stockholders of Fortune Brands, Inc. contains certain current information that may change from year to year. The Supplement will be updated annually and will be delivered to each Selling Stockholder. Each current supplement should be kept with the Prospectus in the Selling Stockholder's important papers. Selling Stockholders who received the April 30, 2002 Prospectus will not be sent additional copies of the Prospectus in subsequent years unless the information in the Prospectus is required to be amended or unless a Selling Stockholder requests an additional copy by writing to Fortune Brands, Inc., Legal Department, 300 Tower Parkway, Lincolnshire, Illinois 60069. Capitalized terms used in this supplement have the meanings set forth in the Prospectus.

     Date. The date of this supplement is April 30, 2003.

     Information Regarding Selling Stockholders and Award Shares and Retirement Plan Shares Covered by the Prospectus. The Prospectus covers 2,926,215 award shares that have been or may be acquired by the Selling Stockholders upon exercise or pursuant to the following awards held as of February 3, 2003:

     o incentive stock options or nonqualified stock options granted pursuant to the Employee Plans and the Director Plans, or

     o stock appreciation rights granted under the Employee Plans in respect of options under the 1999 Plan and the 1990 Plan, or

     o performance awards, awards of restricted stock or other stock-based awards, and dividend equivalents earned thereon, under the 1999 Plan and the 1990 Plan.

     The Prospectus also covers 12,906 Retirement Savings Plan Shares that have been acquired pursuant to the Retirement Savings Plan and are held on February 3, 2003 by the Trustee of the Retirement Savings Plan.

     There are set forth in the following table opposite the name of each of the Selling Stockholders:

     1. Under the heading "Shares of common stock beneficially owned",

     o the shares of our common stock beneficially owned by the Selling Stockholder on February 3, 2003 (except, as stated in Note (c) after the table, beneficial ownership is disclaimed as to certain shares), including shares of our common stock (if any) of which the Selling Stockholder had the right on such date to acquire beneficial ownership pursuant to the exercise on or before April 4, 2003 of options that we have granted, plus

     o the number (if any) of shares of our common stock held on February 3, 2003 by the Trustee of the Retirement Savings Plan that is equivalent as of that date to the Selling Stockholder's undivided proportionate beneficial interest in all such shares;

     2. Under the heading "Retirement Savings Plan Shares", the number (if any) of shares of our common stock held on February 3, 2003 by the Trustee of the Retirement Savings Plan that is equivalent as of that date to the Selling Stockholder's undivided proportionate beneficial interest in all such shares and offered by the Prospectus;

     3. Under the heading "Award shares acquired or which may be acquired and offered", the shares of our common stock that

     o have been acquired by the Selling Stockholder pursuant to performance awards, awards of restricted stock or other stock-based awards, and dividend equivalents earned thereon, if any, or upon the exercise of options and stock appreciation rights, or

     o may be acquired by the Selling Stockholder pursuant to performance awards or other stock-based awards, and dividend equivalents earned thereon, if any, or upon the exercise of options and stock appreciation rights outstanding as of February 3, 2003, and

     o   may be offered or sold by the Selling Stockholder using the Prospectus.

     4. Under the heading "Shares of common stock to be owned after completion of the offering", the shares of our common stock to be beneficially owned by the Selling Stockholder after completion of the offering, based on the number of shares owned on February 3, 2003.

     Certain options granted pursuant to the Employee Plans and the Director Plans may be transferred to a member of a Selling Stockholder's immediate family or to a trust for the benefit of such immediate family members. The names of such transferees and the number of award shares that may be offered by them under the Prospectus will be included in a supplement when such information becomes known. The information as to security holdings is based on information that we receive from the Selling Stockholders, from our Compensation and Stock Option Committee, our Nominating and Corporate Governance Committee and our Corporate Employee Benefits Committee, and from the Trustee of the Retirement Savings Plan, and has been adjusted to reflect (1) the spin-off of Gallaher Group Plc, effective May 30, 1997 and (2) two-for-one stock splits in the




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


form of 100% stock dividends, at a rate of one additional share of our common stock for each share of common stock issued, effective September 10, 1986 and October 9, 1990, respectively. Shares of our common stock have attached thereto certain preferred stock purchase rights that we distributed as a dividend on December 24, 1997.



                                                                                             (3)           (4)
                                                                                            Award       Shares of
                                                                                           shares         common
                                                                 (1)                     acquired or      stock
                                                              Shares of                    which          to be
                                                               common         (2)          may be         owned
                                                                stock      Retirement     acquired        after
                                     Present principal       beneficially   Savings          and        completion
                                  positions or offices          owned     Plan Shares      offered     of offering
      Selling Stockholder         with us or affiliates*      (a)(b)(c)       (a)          (b)(d)          (c)
-----------------------------   --------------------------  ------------- ------------- -------------  ------------
Patricia O. Ewers..........      Director                       17,181            0         15,217         4,464
Thomas C. Hays.............      Director                      667,885        3,968        645,032        21,385
Gordon R. Lohman...........      Director                       14,217            0         15,217         1,500
Eugene A. Renna............      Director                       10,315            0          8,445         4,370
J. Christopher Reyes.......      Director                          100            0          1,042           100
Anne M. Tatlock............      Director                       17,399            0         15,217         4,682
David M. Thomas............      Director                        6,175            0          6,875         1,800
Norman H. Wesley...........      Director; Chairman of         585,786            0      1,147,118         2,000
                                 the Board and Chief
                                 Executive Officer
Peter M. Wilson............      Director                       14,322            0          12,000        4,822
Nadine A. Heidrich.........      Vice President and              5,000            0          39,000            0
                                 Corporate Controller
Mark Hausberg..............      Senior Vice                   147,954        1,125         229,912            0
                                 President-Finance and
                                 Treasurer
Craig P. Omtvedt...........      Senior Vice President         164,731        2,448         429,399            0
                                 and Chief Financial
                                 Officer
Mark A. Roche..............      Senior Vice President,        202,890        5,365         361,741            0
                                 General Counsel and
                                 Secretary
----------

     * Positions are those with us, unless otherwise indicated. Each of the Selling Stockholders has been a director or officer of our company or one of our subsidiaries for the past three years, except for Mr. Thomas, who has been a director since June 25, 2000, Mr. Reyes, who has been a director since December 10, 2002, and Ms. Heidrich, who has been Vice President and Corporate Controller since September 12, 2001.

     (a) The numbers of shares attributable to contributions by our company under the Retirement Savings Plan included in the numbers shown in Columns (1) and (2) are as follows: Thomas C. Hays, 1,109; Mark Hausberg, 1,125; Craig P. Omtvedt, 1,313; Mark A. Roche, 3,738. The number of shares attributable to employee contributions under such Plan included in the numbers shown in Columns (1) and
(2) are as follows: Thomas C. Hays, 2,859; Craig P. Omtvedt, 1,135; and Mark A. Roche, 1,627.

     (b) The numbers of shares of which the Selling Stockholders had the right to acquire beneficial ownership pursuant to the exercise on or before April 4, 2003 of options that we granted included in the numbers shown in Columns (1) and
(3) are as follows: Patricia O. Ewers, 12,717; Thomas C. Hays, 571,258; Gordon
R. Lohman, 12,717; Eugene R. Renna, 4,000; Anne M. Tatlock, 12,717; David M. Thomas, 4,375; Norman H. Wesley, 469,061; Peter M. Wilson, 9,500; Mark Hausberg, 129,288; Nadine A. Heidrich, 5,000; Craig P. Omtvedt, 122,166; and Mark A. Roche, 158,294. Inclusion of such shares does not constitute an admission by any Selling Stockholder that such person is the beneficial owner of such shares.

     (c) To the best of our knowledge, each Selling Stockholder has sole voting and investment power with respect to shares shown after such person's name in Columns (1), (2) and (4) above, other than with respect to the shares listed in Note (b) above and except as follows: Mr. Hays shares voting and investment power as a co-trustee of various family trusts with respect to 5,107 shares and with respect to which he disclaims beneficial ownership and Mr. Hays has no voting or investment power with respect to 4,000 shares held in trust for the benefit of his wife and with respect to which he disclaims beneficial ownership. The Trustee of the Retirement Savings Plan has agreed to vote the shares it holds in the Trust in accordance with instructions received from members of the Plan and shares as to which instructions are not received are voted by the Trustee proportionally in the same manner as shares as to which it has received instructions.

     (d) The numbers of shares in Column (3) include shares covered by performance awards granted under the 1999 Plan and the 1990 Plan if the maximum performance goals to which such awards relate are met for the performance periods 2001-2003, 2002-2004 and 2003-2005. The number of shares of Common Stock so covered are as follows: Norman H. Wesley, 180,000; Nadine A. Heidrich, 9,000; Mark Hausberg, 20,850; Craig P. Omtvedt, 75,450; Mark A. Roche, 47,550. Inclusion of such shares does not constitute an admission by any Selling Stockholder that such person is the beneficial owner of such shares.

     Market Price. The closing price per share of our common stock as reported on the New York Stock Exchange Composite Transactions on April 25, 2003 was $48.03.

     Documents Incorporated by Reference. For further current information about us and our subsidiaries, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which incorporates by reference certain information, and see also our Proxy Statement for the 2003 Annual Meeting of Stockholders and our Current Report on Form 8-K dated January 23, 2003. Each of the foregoing is on file with the Securities and Exchange Commission.




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